

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

<u>Via E-mail</u>
James P. Brannen
Chief Executive Officer
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

      Re: **FBL Financial Group, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed March 17, 2015
              File No. 001-11917

Dear Mr. Brannen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ *Bryan J. Pitko* <u>for</u>

                                  Jeffrey P. Riedler
                                  Assistant Director